PRESS RELEASE
April 29, 2002
INCOMIN data showing superior efficacy of Betaferon(R)/Betaseron(R) versus Avonex(R) published in The Lancet

Schering AG (FSE: SCH, NYSE: SHR), Germany, announced today that the final two year results from INCOMIN (Independent Comparison of Interferon) study were published on April 27 in the peer-reviewed journal, The Lancet. The results show that Betaferon(R)/Betaseron(R) (interferon beta-1b) reduced signs of disease activity more effectively than Avonex(R) (interferon beta-1a), particularly in the second year of treatment.

"These results from the independent INCOMIN study clearly suggest that treatment of Multiple Sclerosis should begin with a regimen of high dose, high frequency treatment such as Betaferon(R)/Betaseron(R) rather than lower-dose, less-frequent regimens", said Dr Hubertus Erlen, Chairman of the Board of Executive Directors of Schering AG. "They also confirm the results of previous studies which have shown the need for aggressive and early treatment to counter the progression of the disease. We will ensure these findings are broadly communicated in all markets, in particular in the US."

In the two-year prospective study, 188 patients with relapsing-remitting Multiple Sclerosis were randomised to receive either interferon beta-1b or interferon beta-1a. Over two years, 51% of individuals administered interferon beta-1b remained relapse-free compared to 36% given interferon beta-1a; this means a 42 % increased probability that Betaferon(R)/Betaseron(R) treated patients would remain relapse-free. Furthermore, 55% of patients receiving Interferon beta-1b compared with 26% on Interferon beta-1a remained free from new brain lesions at the MRI assessment.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

making medicine work

your contacts:

Oliver Renner
Business Communication
office: +49.30.468.12 431
oliver.renner@schering.de

Peter Vogt
Investor Relations
office: +49.30.468.12838
peter.vogt@schering.de

Claudia Schmitt
Pharma Communication
office. +49.30.468.15805
claudia.schmitt@schering.de

In the US:

Jeanine O'Kane
Media Relations
Tel:001 973 487-2095

Joanne Marion
Investor Relations
001 973 487-2164

Find additional information at: www.schering.de/eng